SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
US Government Branches and Armed Forces Units Opt for
New Optibase MGW Decoder

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: April 20, 2009

Media Contacts: Talia Rimon, Director of Marketing Communications, Optibase, Ltd. 011-972-9-9709-125 taliar@optibase.com

Investor Relations Contact: Marybeth Csaby, KCSA for Optibase +1-212-896-1236 mcsaby@kcsa.com

US GOVERNMENT BRANCHES AND ARMED FORCES UNITS OPT FOR
NEW OPTIBASE MGW DECODER

Optibase MGW Decoder Decodes Up to 12 Channels of H.264 IP Video Streams in a
Compact, Dense Platform

Mountain View, California, April 20, 2009 – Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced that US armed forces units and other branches of the US government have purchased its newly released MGW Decoder platform to decode H.264 and MPEG-1/2 video streams received from the GBS network.

With the GBS network and TV content providers increasingly moving to highly efficient H.264 compression in order to reduce bandwidth costs and serve more content in existing bandwidth, organizations with legacy video networks need a fast, cost effective solution for decoding the new format to baseband video.

MGW Decoder is a dense solution that decodes up to 12 streams of H.264 and MPEG-1/2 streams in a compact 2 RU rack-mountable platform and does not require any changes to the network infrastructure. The hardware-based decoding appliance offers remote management as well as an auto-start mode for fast service start during tactical deployments. MGW Decoder supports a range of video resolutions from QCIF to FD-1, frame rate of 1 to 30 frames per second and ancillary data. It is designed to decode H.264 streams for monitor walls, re-encode DVB over IP content to different formats and bit rates, and feed local legacy RF cable systems.

“Content providers enjoy clear economic benefits from upgrading to H.264. For organizations with legacy networks, however, upgrading infrastructure can be complex,” said Eli Garten, VP of Product Management at Optibase. “Our customers have responded enthusiastically to the MGW Decoder’s ability to decode 12 H.264 streams in a single compact, easy-to-deploy platform.”

Visit Optibase on stand 1042 at AFCEA Technology Showcase, DISA Customer Partnership Conference, April 20-24, 2009.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.